SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated December 2, 2009: Nokia Capital Markets Day 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

2

STOCK EXCHANGE RELEASE

December 2, 2009

Nokia Corporation

Stock Exchange Release

December 2, 2009 at 13.00 (CET +1)

Nokia Capital Markets Day 2009

Nokia sets key financial targets and Devices & Services operational priorities for 2010

Helsinki, Finland – Today, at its annual Capital Markets Day event, Nokia set key targets and forecasts for the company and its industry for 2010. Senior company executives outlined how Nokia’s focus on execution combined with its core competitive advantages, position the company to achieve and sustain broad-based success in the mobile devices market. At the event, Nokia also demonstrated significant improvements to its forthcoming version of the Symbian user interface.

Nokia CEO, Olli-Pekka Kallasvuo, highlighted Nokia’s focus on user experience, stating: “In 2010, we will drive user experience improvements, and the progress we make will take the Symbian user interface to a new level. As an operating system, Symbian has reach and flexibility like no other platform, and we have measures in place to push smartphones down to new price points globally, while growing margins. I see great opportunity for Nokia to capture new growth in our industry, by creating what we expect to be the world’s biggest platform for services on the mobile.”

Nokia CFO, Timo Ihamuotila, described Nokia’s view of the industry and competitive environment: “Going into 2010, the overall mobile devices market is stabilizing and it is growing more in the areas where Nokia has competitive advantages. We believe that by executing on the operational priorities we have set, Nokia will be competitive in both mobile phones and smartphones and will improve its value share.”

Targets and forecasts for Nokia and the mobile device industry

• Nokia expects industry mobile device volumes to be up approximately 10% in 2010, compared to 2009.

• Nokia targets its mobile device volume market share to be flat in 2010, compared to 2009.

• Nokia targets lower average selling price (ASP) erosion of its mobile devices in 2010, compared to recent years.

• Nokia targets to increase its mobile device value market share slightly in 2010, compared to 2009.

• Nokia targets non-IFRS* operating expenses in Devices & Services of approximately EUR 5.7 billion in 2010.

• Nokia targets bringing Devices & Services non-IFRS* research and development expenses below 10% of net sales in 2010.

• Nokia targets Devices & Services non-IFRS* operating margin of 12% to 14% in 2010.

• Nokia continues to target Services net sales of EUR 2 billion or more in 2011.

• Nokia continues to target to have 300 million active users for its services by the end of 2011.

Targets and forecasts for Nokia Siemens Networks and the mobile and fixed infrastructure and related services market

• Nokia and Nokia Siemens Networks expect a flat market in euro terms for the mobile and fixed infrastructure and related services market in 2010, compared to 2009.

• Nokia and Nokia Siemens Networks target for Nokia Siemens Networks to grow faster than the market in 2010.

• Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks to reduce its non-IFRS* annualized operating expenses and production overheads by EUR 500 million by the end of 2011, compared to the end of 2009.

• Nokia and Nokia Siemens Networks target Nokia Siemens Networks non- IFRS* operating margin of breakeven to 2% in 2010.

Additional financial targets

• Nokia and NAVTEQ target NAVTEQ operating margin to be higher than Devices & Services operating margin in 2010, on a non-IFRS* basis.

• Nokia targets its financial income and expense to be approximately EUR 250 million expense in 2010.

Nokia Devices & Services operational priorities

In addition to providing its key financial targets, Nokia also outlined key Devices & Services operational priorities for 2010. These are:

• Improve our user experience;

• Re-engineer our Symbian user interface; deliver a major product milestone before mid-year 2010, and another major product milestone before the end of 2010;

• Deliver our first Maemo 6-powered mobile computer, with an iconic user experience, in the second half of 2010;

• Significantly increase the proportion of touch and/or QWERTY devices in our smartphone portfolio;

• Scale up our Services business by expanding geographically and in partnership with more operators;

• Provide third party developers with better tools to create applications and content for our Ovi ecosystem;

• Further optimize the industry’s lowest cost end-to-end business model in Mobile Phones; and

• Continue to build on our affordable and localized services offerings for emerging market consumers.

* Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks and from all business acquisitions. Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

The main session presentations at Nokia Capital Markets Day will be webcast live at: www.nokia.com/investors. The evening session auditorium presentations at Nokia Capital Markets Day will be webcast (archived) at: www.nokia.com/investors

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe, Tel. +358 7180 34927

Investor Relations US, Tel. +1 914 368 0555

www.nokia.com

Nokia House

Keilalahdentie 4

FIN-02150 ESPOO

Finland

December 2, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Nokia Corporation
Report on Form 6-K

Ladies and Gentlemen:

On behalf of Nokia Corporation, please find enclosed a copy of a Report on Form 6-K dated December 2, 2009, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) the undersigned in Finland, at +358 7180 08000.

Regards,

Reija Sihlman

cc:           The New York Stock Exchange